UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 1st, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Electricity: TotalEnergies partners with AllianzGI to develop 800 MW of battery storage projects in Germany (March 3, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (March 3, 2026).

Exhibit 99.3	Tilenga Project: TotalEnergies Publishes Independent Assessment of the Land Acquisition Program in Uganda (March 6, 2026).

Exhibit 99.4	Disclosure of Transactions in Own Shares (March 10, 2026).

Exhibit 99.5	Brazil: Start-up of Lapa South-West (March 11, 2026).

Exhibit 99.6	Libya: TotalEnergies Announces the Restart of Production at the Mabruk Field (March 12, 2026).

Exhibit 99.7	Impact of Middle East conflict on TotalEnergies Activities (March 13, 2026).

Exhibit 99.8	Angola: Start-up of the New Gas Consortium Quiluma Offshore Gas Field (March 17, 2026).

Exhibit 99.9	Disclosure of Transactions in Own Shares (March 17, 2026).

Exhibit 99.10	Convening of the Annual Shareholders’ Meeting on May 29, 2026 (March 18, 2026).

Exhibit 99.11	Grandpuits Zero-crude Platform: TotalEnergies Starts Production at France’s First Advanced Plastics Recycling Plant (March 19, 2026).

Exhibit 99.12	Belgium: TotalEnergies and Holcim inaugurate Europe’s largest floating solar power plant dedicated to self-consumption (March 20, 2026).

Exhibit 99.13	United States: TotalEnergies Signs Agreements with U.S. Department of Interior to End its U.S. Offshore Wind Projects (March 23, 2026).

Exhibit 99.14	Disclosure of Transactions in Own Shares (March 24, 2026).

Exhibit 99.15	TotalEnergies publishes its Sustainability & Climate 2026 Progress Report (March 26, 2026).

Exhibit 99.16	TotalEnergies releases its Universal Registration Document 2025 (Document d’enregistrement universel 2025) and its Form 20-F 2025 (March 27, 2026).

Exhibit 99.17	TotalEnergies and EDF Sign a Long Term Partnership to Secure Low Carbon Electricity Supply for TotalEnergies’ Refining & Chemicals Sites in France (March 27, 2026).

Exhibit 99.18	UK: TotalEnergies Completes the Merger of its UK North Sea Upstream Assets with NEO NEXT (March 30, 2026).

Exhibit 99.19	Disclosure of Transactions in Own Shares (March 31, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 1st, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer